(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures and related ratios" in this press release

Gildan Reports Record Fourth Quarter Revenue and Adjusted Diluted EPS1, Initiates Guidance for 2026, Provides Integration Update, Raises Targeted Run-Rate Synergies and Announces Plans to Build Bangladesh Phase 2

•Record fourth quarter net sales from continuing operations of $1,078 million, up 31.3% vs. the prior year, including HanesBrands' contribution since December 1, 2025
•Fourth quarter operating margin of 9.2%, adjusted operating margin1 of 20.7%
•Fourth quarter GAAP diluted EPS from continuing operations of $0.32, down 62.8% vs. the prior year, and record fourth quarter adjusted diluted EPS1 from continuing operations of $0.96, up 15.7% vs. the prior year
•Cash flow from operations of $336 million in Q4, up 59.8% vs. the prior year and $606 million for the full year, an increase of 20.9% vs. the prior year; free cash flow1 of $304 million in Q4, up 46.4% vs. the prior year and $493 million for the full year, up 26.7% vs. the prior year
•Capital returned to shareholders of $33 million in Q4 and $319 million for the full year, through dividends and share repurchases
•Company announces 10% dividend increase for 2026
•Acquisition of HanesBrands completed on December 1, 2025, creating a global basic apparel leader; Integration well underway and progressing ahead of plan, with various initiatives activated
•Company now expects to realize approximately $250 million (versus $200 million originally expected) of annual run-rate cost synergies over the next three years: approximately $100 million per year in 2026 and 2027 and at least $50 million in 2028; we continue to pursue additional synergy-capture opportunities beyond our revised synergy target, as the integration progresses
•Formal sale process initiated for the HanesBrands Australian business now held for sale and classified as discontinued operations, with net sales and diluted earnings per share for 2026 expected to be approximately $675 million and $0.21, respectively. The proceeds from the potential divestment will be used to pay down a portion of the Company’s outstanding debt, further accelerating Gildan's objective to return to a leverage framework of 1.5x to 2.5x net debt to proforma adjusted EBITDA ratio1 and largely offsetting the expected earnings dilution from the HAA sale
•Company initiates 2026 annual guidance (excluding HanesBrands Australia): Revenues from continuing operations expected to be in the range of $6.0 to $6.2 billion, an increase of ~65% to ~70% year over year, including the contribution of HanesBrands for the full year; Adjusted diluted EPS1 from continuing operations expected to be in the range of $4.20-$4.40, an increase of approximately 20% to 25% year over year
•Company maintains its three-year objectives for the 2026–2028 period

Montreal, Thursday, February 26, 2026 - Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) today announced results for the fourth quarter and full year ended December 28, 2025, and initiated annual guidance for 2026. On December 1, 2025, the Company completed the acquisition of HanesBrands Inc. (“HanesBrands” or “Hanes”), as such, the fourth quarter and full year 2025 results include HanesBrands' contribution from December 1, 2025 to December 28, 2025. Furthermore, the HanesBrands Australian Business has been classified as held for sale and reported as discontinued operations as of the fourth quarter of 2025.

“2025 was another important year for Gildan with several highlights including record revenue from continuing operations of $3,619 million, adjusted operating margin1 of 21.5%, adjusted diluted EPS1 growth of 17.0% versus last year, and the closing of the HanesBrands acquisition on December 1. Our results underscore the impressive execution by our global team whose focus is now on fully capturing the value of our expanded platform. As we look ahead to 2026, we are very excited about the HanesBrands acquisition which doubles our scale, combines iconic brands with our world-class, low-cost, vertically integrated platform, and unlocks a powerful engine for innovation and growth. The integration is well underway and we now expect to deliver higher than initially targeted run-rate cost synergies reaching approximately $250 million by the end of 2028 with approximately $100 million in 2026.” said Glenn J. Chamandy, President and CEO.

Fourth Quarter 2025 Results
Net sales from continuing operations were $1,078 million, up 31.3% over the prior year, including one month of contribution from HanesBrands. Excluding HanesBrands' contribution of $217 million for the period from December 1,
2025 to December 28, 2025, net sales were up 4.9%. Activewear sales increased 10.3% to $788 million, reflecting the contribution of HanesBrands, favourable mix and higher net selling prices. Solid sales to North American distributors were complemented by continued growth with National account customers, driven by our strong overall competitive positioning, the contribution from new programs and market share gains in key growth categories. We continued to see robust demand for Comfort Colors® and our innovative pipeline continues to drive excitement, with our new soft cotton technology and new brands such as Champion® and ALLPRO™. In the Innerwear category, which includes hosiery, underwear and intimates, net sales were up 170.7% versus the prior year, driven by the contribution of HanesBrands partially offset by slightly lower volumes owing to continued broader market weakness. Finally, International sales increased by 5.1% year over year, primarily driven by the contribution of HanesBrands, partially offset by continued demand softness across markets.

We generated gross profit of $312 million, or 28.9% of net sales, versus $253 million, or 30.8% of net sales in the prior year. Adjusting for an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition, adjusted gross profit1 was $347 million, or 32.2% of net sales compared to 30.8% in the prior year. The 140-basis point increase was primarily driven by favourable pricing implemented to offset the impact from tariffs, lower manufacturing and raw material costs and, to a lesser extent, the favourable HanesBrands contribution.

SG&A expenses were $125 million compared to $78 million in the prior year, primarily reflecting the combination with HanesBrands. Adjusting for charges related to the proxy contest and leadership changes and related matters, adjusted SG&A expenses1 were $124 million, or 11.5% of net sales, compared to $78 million or 9.5% of net sales for the same period last year. The increase in adjusted SG&A1 in the quarter reflects primarily the combination with HanesBrands as well as purchase accounting impacts, including amortization of intangible assets recorded in connection with the acquisition.

The Company generated operating income of $99 million, or 9.2% of net sales, compared to $179 million or 21.8% of net sales in the prior year. Adjusting for restructuring and acquisition-related costs as well as the inventory fair value step-up charge recorded as part of the HanesBrands acquisition, and costs related to the proxy contest and leadership changes and related matters, adjusted operating income1 was $223 million, up $48 million, or 20.7% of net sales compared to 21.3% in the prior year, mainly a reflection of HanesBrands' lower adjusted operating margin.

Net financial expenses of $43 million, were up $16 million over the prior year primarily due to higher borrowing levels related to the HanesBrands acquisition. Taking into account the aforementioned factors, and a higher outstanding share base as a result of the acquisition, GAAP diluted EPS from continuing operations were $0.32 versus $0.86 the prior year, while adjusted diluted EPS1 were $0.96, up 16% from $0.83 in the prior year.

Full Year 2025 Results
For the year ended December 28, 2025, net sales from continuing operations were $3,619 million, up 11% versus the same period last year. Excluding HanesBrands' contribution of $217 million for the period from December 1,
2025 to December 28, 2025, net sales were $3,403 million, up 4% versus the same period last year and in line with guidance. Furthermore, excluding the impact of the exit of the Under Armour business in 2024, net sales would have been up approximately 4.7% year over year. In Activewear, we generated sales of $3,088 million, up $257 million or 9%, driven by a favourable mix, higher volumes and net selling prices and, to a lesser extent, the contribution of HanesBrands. Activewear sales also reflected market share gains in key growth categories, and a strong market response to products introduced throughout the year which featured key innovations. In the Innerwear category, sales were up 21% versus the prior year mainly reflecting the acquisition of HanesBrands, partly offset by lower volumes, less favourable mix, broad market weakness, and the exit of the Under Armour business. International sales of $240 million were down 5% versus last year, reflecting continued demand softness across geographies.

The Company generated gross profit of $1,130 million up $126 million versus the prior year, driven by the increase in sales and gross margin. Gross margin of 31.2%, was up by 50 basis points year over year mainly driven by lower manufacturing costs, favourable pricing, and lower raw material costs, partially offset by the flow through of tariffs. Adjusting for an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition, adjusted gross profit1 was $1,165 million, or 32.2% of net sales representing a 150-basis point improvement compared to 30.7% in the prior year. The remaining portion of the total inventory fair value step-up of $237 million which was recorded as part of the HanesBrands purchase price allocation will be recorded to cost of sales in fiscal 2026.

SG&A expenses were $389 million, $1 million below prior year levels. Excluding costs related to the proxy contest and leadership changes and related matters which were almost entirely incurred in the prior year, adjusted SG&A expenses1 were $387 million, or 10.7% of net sales, compared to $308 million or 9.4% of net sales for the prior year, reflecting primarily the inclusion of HanesBrands as well as higher variable compensation expenses.

The Company generated operating income of $620 million, or 17.1% of net sales, reflecting higher net sales and improved gross margins compared to operating income of $618 million or 18.9% of net sales in 2024. Excluding restructuring and acquisition-related costs, the inventory fair value step-up charge recorded as part of the HanesBrands acquisition and the aforementioned costs relating to proxy contest and leadership changes and related matters, adjusted operating income1 was $779 million, up $83 million year over year. Adjusted operating margin1 was 21.5% of net sales, up 20 basis points compared to the prior year. Excluding HanesBrands, adjusted operating margin1 was roughly in line with the guidance provided, which called for an increase of approximately 70 basis points year over year.

Net financial expenses of $149 million were up $45 million over the prior year primarily due to higher borrowing levels related to the acquisition of HanesBrands. Reflecting the aforementioned factors, GAAP diluted EPS from continuing operations were $2.57 compared to $2.46 in the prior year. Adjusted diluted EPS1 increased by 17% to $3.51 from $3.00 in the prior year. The increase in GAAP diluted EPS and adjusted diluted EPS1 (each from continuing operations) also reflects the benefit of a lower outstanding share (based on diluted weighted average number of common shares outstanding during the period). Excluding HanesBrands' contribution, adjusted diluted EPS1 came in toward the low end of the guidance range provided.

Cash flows from operating activities totaled $606 million (Q4: $336 million), compared to $501 million in the prior year, primarily reflecting lower working capital investments. After accounting for capital expenditures totaling $114 million, the Company generated approximately $493 million of free cash flow1 (Q4: $304 million). During 2025, the Company continued to execute on its capital allocation priorities returning $319 million to shareholders (Q4: $33 million), including dividends paid and repurchasing about 3.8 million shares under our normal course issuer bid (NCIB) program. We ended the year with net debt1 of $4,417 million and a leverage ratio of 3.0 times net debt to trailing twelve months proforma adjusted EBITDA1.

HanesBrands Australian Business (HAA) Strategic Review Update
Gildan is providing an update on the previously announced strategic review of the HanesBrands Australian business. Following a comprehensive evaluation of strategic alternatives, the Company has determined that pursuing a sale of HAA is in the best interests of Gildan and its stakeholders. As a result, Gildan has initiated a formal sale process for HAA, in line with the ongoing integration plan and its focus on core operations where it can leverage its state of the art low-cost vertically integrated network. As such, HAA operations have been classified as held for sale and reported as discontinued operations as of the fourth quarter of 2025 and, as a result, except where otherwise indicated, the contribution of HAA is excluded from the measures presented in this press release. See Note 23 “Businesses Held for Sale and Discontinued Operations” of our audited consolidated financial statements as at and for the year ended December 28, 2025, for additional information about discontinued operations.

The Company has engaged Morgan Stanley & Co. LLC as its financial advisor to assist with the potential sale of HAA. The Company will only proceed with a potential transaction if value and terms are attractive and determined to be in the best interests of the Company. The proceeds from the potential divestment will be used to pay down a portion of the Company’s outstanding debt, further accelerating Gildan's objective to return to a leverage framework of 1.5x to 2.5x net debt to proforma adjusted EBITDA ratio1 and largely offsetting the expected earnings dilution from the HAA sale. The Company does not intend to provide further updates regarding the HAA sale process until a transaction is approved by our Board of Directors, or the process is otherwise concluded.

HanesBrands Integration Progress Update
The integration of HanesBrands is well underway and progressing ahead of plan with a strong focus on delivering the significant value sought, leveraging the scale and capabilities of the combined business. Since the transaction closed on December 1, 2025, the following key actions have been undertaken:

•To accelerate footprint optimization, the Company is proceeding with the closure of HanesBrands' two textile manufacturing facilities in early 2026, further strengthening Gildan’s structural cost advantage and resilience.
•Production volumes from the affected sites will be reallocated across the Company’s consolidated network, with transitions occurring in early 2026, leveraging Gildan's low‑cost vertically integrated manufacturing operations in order to accelerate synergy-capture.
•As a result, we are proactively undertaking a temporary reduction of inventory across our combined customer channels. The Company will continue to optimize and increase capacity through 2026 to support growth into 2027.
•We are optimizing distribution capacity and planning efforts are underway to standardize IT systems across facilities and key supply chain and manufacturing processes, while driving efficiencies across our global supply chain.

Importantly, the cost‑reduction benefits associated with these initiatives are now expected to yield anticipated run‑rate cost synergies of approximately $250 million over the next three years (versus $200 million originally expected). This includes approximately $100 million per year in 2026 and 2027 and at least $50 million in 2028. Furthermore, we continue to pursue additional synergy-capture opportunities beyond our revised synergy target as the integration progresses. One-time restructuring costs tied to the above actions are expected to remain within a one-to-one ratio with cost synergies.

Announcing Plans to build Bangladesh phase 2
Over the next 18 months, the Company plans to construct and develop its second textile facility within the Bangladesh complex (Phase 2). Initial production at the facility is expected to start in the latter part of 2027. As previously communicated, the infrastructure is currently in place to support this expansion, with the required capital expenditure expected to remain within our capex guidance. The Company believes the build out of a second facility in Bangladesh which remains key to ring spun and innerwear cost leadership, should significantly enhance its positioning to support key sales growth drivers.

Leadership Nominations and Upcoming Reporting Disclosure Changes
Since the completion of the HanesBrands acquisition, we have put in place a new organizational structure to support the combined operations, with leadership presence in Winston-Salem, North Carolina. Chuck Ward, previously Executive Vice President (EVP), Chief Operating Officer, has been appointed to the newly created role of EVP, Chief Commercial Officer. In this role, he will lead the Company’s commercial strategy for the Retail and Wholesale channels.

Since the completion of the acquisition, the Company has implemented a reorganization of its internal sales teams to more closely align with its go-to-market strategy. This organizational realignment is intended to enhance strategic focus and operational execution by reflecting the distinct customer engagement models and growth drivers of each channel. As a result, effective the first quarter of 2026, the Company will transition from disclosing net sales for Activewear and Innerwear (previously Hosiery and Underwear) to providing the same information on a “Retail” and “Wholesale” basis. We believe these changes will improve transparency and better align the Company's reporting with its go-to-market structure. The Company expects to provide supplemental 2025 proforma disaggregation of revenue when it reports its first quarter results for 2026.

2026 Outlook
Looking ahead to 2026, we expect to build on the progress made across our key strategic initiatives under our Gildan Sustainable Growth (GSG) strategy, supporting continued market share gains in key product categories in a dynamic macroeconomic environment. Our significantly expanded scale, low-cost vertically integrated platform and our innovation engine combined with iconic brands, position us well. With this strong foundation and a further strengthened competitive position across product lines, channels and geographies, we remain confident in our ability to unlock the targeted run-rate synergies and achieve the three-year objectives for the 2026–2028 period outlined in August 2025, including: compound annual net sales growth of 3–5% versus proforma net sales from continuing operations of $6.089 billion1 for the Gildan and HanesBrands combined businesses for fiscal 2025 and, adjusted diluted EPS1 growth in the low-20% range compared to our fiscal 2025 adjusted diluted EPS1 from continuing operations.

Consequently, in respect of our continuing operations, we expect the following for 2026:
•Revenue of $6.0 billion to $6.2 billion;
•Full year adjusted operating margin1 of approximately 20%;
•Capex to come in at approximately 3% of net sales;
•Adjusted diluted EPS1 in the range of $4.20 to $4.40, an increase of approximately 20% to 25% year over year;
•Free cash flow1 to be above $850 million.

The assumptions underpinning our 2026 guidance are as follows:
•Our full year guidance reflects continuing operations and as such excludes the contribution from the HanesBrands Australian operations which are reported as discontinued operations. Net sales and diluted earnings per share from the HanesBrands Australian Operations are expected to be approximately $675 million and $0.21, respectively.
•Our outlook takes into account the expiry of a transition service agreement at HanesBrands related to its divestiture of Champion, representing slightly over $100 million in sales in 2025.
•Our outlook continues to reflect growth in key product categories driven by recently introduced innovation, the favourable impact from new program launches and market share gains, and the various incentives from jurisdictions where we operate.
•We are proactively undertaking a temporary reduction of inventory across our combined customer channels.
•Our outlook reflects continued disciplined adjustments to our operating footprint and commercial mix, with a focus on margin-accretive growth.
•Our outlook reflects our currently expected impact of tariffs, including the expected positive impact of the February 20, 2026 U.S. Supreme Court decision invalidating certain tariffs and of subsequent related announcements by the U.S. Administration, together with mitigation initiatives including pricing actions and our ability to leverage our flexible business model as a low-cost, vertically integrated manufacturer. Higher tariff costs incurred prior to these developments remain embedded in our inventory costs. Given the dynamic and rapidly evolving tariff environment, the level and structure of tariffs, and their effects, remain uncertain and difficult to predict. In addition, our outlook does not reflect potential rights, if any, to refunds which remain subject to, among other, applicable procedural requirements and further guidance from U.S. Customs and Border Protection.
•No share repurchases until our net debt leverage ratio1 approximates the midpoint of our target leverage framework of 1.5-2.5x net debt1 to trailing twelve months proforma adjusted EBITDA1.
•The adjusted effective income tax rate for 2026 is expected to be around 19%.
•Our outlook assumes continued successful execution on the HanesBrands integration plan, including the realization of the anticipated benefits from actions already undertaken as well as future integration actions.
•We have assumed no meaningful deterioration from current market conditions including the pricing and inflationary environment, and the absence of a significant shift in labour conditions or the competitive environment.

For the first quarter of 2026, net sales from continuing operations are expected to be approximately $1.15 billion. Reflecting our ongoing consolidation of manufacturing facilities and, in order to accelerate and increase synergy capture and support our new operating model, we are proactively undertaking a temporary reduction of inventory levels across customer channels, which will have an impact on net sales in the quarter. Adjusted operating margin1 is expected to be approximately 12.9%, reflecting the higher SG&A levels which will be impacted by higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the HanesBrands acquisition, in addition to a timing differential between some integration-related costs incurred and the flow-through of their benefit in subsequent quarters. The Company's adjusted effective income tax rate1 in the first quarter of 2026 is expected to be slightly higher than the expected full year 2026 adjusted effective income tax rate1.

The above outlook reflects our understanding of global trade and geopolitical environments and currently implemented changes to multilateral trade frameworks. We are actively monitoring the international trade environment and available mitigation strategies. However, the situation has been characterized by dynamic and important evolution and therefore remains difficult to predict. Our guidance remains subject to any such additional regulatory actions impacting international trade such as tariffs, countervailing tariffs or other trade policy measures or changes and related macroeconomic risks and uncertainties. Furthermore, these assumptions are as of February 26, 2026 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release as well as the factors described in the “Risks and uncertainties” section of the Company's annual MD&A for the year ended December 28, 2025.

Environmental, Social and Governance (ESG) Highlights
Gildan is pleased to have been included in the S&P Global 2026 Sustainability Yearbook for the 14th consecutive year, based on our relative performance in S&P Global’s Corporate Sustainability Assessment for our demonstrated sustainability practices. To be listed in the Yearbook, companies must score within the top 15% of their industry and must achieve a CSA Score within 30% of their industry’s top-performing company. Furthermore, Gildan was included in CDP’s Leadership level for the sixth time. We maintained an A- score for our Climate Change disclosure. Additionally, HanesBrands was placed on CDP’s A List for its Climate Change disclosure. CDP is a global non-profit that runs the world’s only independent environmental disclosure system. Over 22,100 companies disclosed data through CDP in 2025.

New Board Member Appointment
On February 25, 2026, Deepak Khandelwal was appointed as independent director, bringing the Company’s Board of Directors to nine members. Mr. Khandelwal brings a combination of deep experience in global operations, digital transformation, and disciplined governance, making him an excellent addition to our Board given his complementary skillset.

Increase in Quarterly Dividend
On February 25, 2026, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.249 per share, payable on April 13, 2026, to shareholders of record on March 19, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
The Company's NCIB that commenced on August 9, 2024, expired on August 8, 2025 and was not renewed. Under the NCIB, Gildan was authorized to repurchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as such term is defined in the TSX Company Manual) as of July 26, 2024. Gildan purchased for cancellation a total of 12,907,407 common shares under such NCIB, representing 8.0% of the Company’s public float as at July 26, 2024. During fiscal, 2025, the Company repurchased for cancellation a total of 3,749,900 common shares under its NCIB program for total costs of $186 million (including $3.3 million of taxes on share repurchases).

On August 13, 2025, concurrently with the announcement of the HanesBrands acquisition, the Company announced that it intended to pause share repurchases until its net debt1 leverage ratio approximates the midpoint of its target leverage framework of 1.5x to 2.5x net debt to adjusted EBITDA1.

Gildan Renews Shareholder Rights Plan
The Company also announced today that its Board of Directors has approved the renewal and adoption of a shareholder rights plan (the “Rights Plan”), which will become effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders to be held on April 30, 2026. The Rights Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Company’s current shareholder rights plan, which is due to expire at the close of business on the date of the Company’s upcoming annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders. If approved by the Company’s shareholders, the Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2029, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Disclosure of Outstanding Share Data
As at February 23, 2026, there were 185,175,215 common shares issued and outstanding along with 27,999 stock options and 1,622,107 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter and full year 2025 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on Gildan's company website at the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing toll-free (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 4861743. A replay will be available for 7 days starting at 12:30 PM ET by dialing toll-free (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended December 28, 2025, and Gildan's Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended December 28, 2025 which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and will also be provided on Gildan's website. Gildan has filed its annual report on Form 40-F for the year ended December 28, 2025 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at https://gildancorp.com/en/ and on EDGAR at http://www.sec.gov. Hard copies of the audited combined financial statements are available free of charge on request by calling (514) 744-8515.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	December 28, 2025	December 29, 2024	Variation (%)	December 28, 2025	December 29, 2024	Variation (%)
Net sales	1,078.5	821.5	31.3%	3,619.2	3,270.6	10.7%
Gross profit	312.0	253.0	23.3%	1,129.9	1,003.7	12.6%
Adjusted gross profit(1)	347.4	253.0	37.3%	1,165.3	1,003.7	16.1%
SG&A expenses	125.0	78.3	59.7%	389.4	390.8	(0.4)%
Adjusted SG&A expenses(1)	124.5	77.9	59.8%	386.6	308.1	25.5%
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	n.m.	120.6	(5.3)	n.m.
Operating income	98.7	179.0	(44.9)%	619.9	618.2	0.3%
Adjusted operating income(1)	222.9	175.1	27.3%	778.7	695.6	12.0%
Adjusted EBITDA(1)	265.4	208.4	27.4%	926.3	833.8	11.1%
Financial expenses	43.2	26.9	60.3%	148.7	104.2	42.8%
Income tax expense	4.3	19.7	(78.2)%	77.3	113.2	(31.8)%
Adjusted income tax expense(1)	25.6	19.9	28.6%	100.7	101.8	(1.1)%
Net earnings
Continuing operations	51.2	132.3	(61.3)%	393.9	400.9	(1.7)%
Discontinued operations	4.9	—	n.m.	4.9	—	n.m.
Total net earnings	56.1	132.3	(57.6)%	398.9	400.9	(0.5)%
Adjusted net earnings from continuing operations(1)	153.5	128.2	19.7%	538.0	489.7	9.9%
Basic earnings per share
Continuing operations	0.32	0.86	(62.8)%	2.57	2.46	4.5%
Discontinued operations	0.04	—	n.m.	0.04	—	n.m.
Total	0.35	0.86	(59.3)%	2.61	2.46	6.1%
Diluted earnings per share
Continuing operations	0.32	0.86	(62.8)%	2.57	2.46	4.5%
Discontinued operations	0.04	—	n.m.	0.04	—	n.m.
Total	0.35	0.86	(59.3)%	2.61	2.46	6.1%
Adjusted diluted EPS from continuing operations(1)	0.96	0.83	15.7%	3.51	3.00	17.0%
Gross margin(2)	28.9%	30.8%	(1.9) pp	31.2%	30.7%	0.5 pp
Adjusted gross margin(1)	32.2%	30.8%	1.4 pp	32.2%	30.7%	1.5 pp
SG&A expenses as a percentage of sales(3)	11.6%	9.5%	2.1 pp	10.8%	11.9%	(1.1) pp
Adjusted SG&A expenses as a percentage of sales(1)	11.5%	9.5%	2.0 pp	10.7%	9.4%	1.3 pp
Operating margin(4)	9.2%	21.8%	(12.6) pp	17.1%	18.9%	(1.8) pp
Adjusted operating margin(1)	20.7%	21.3%	(0.6) pp	21.5%	21.3%	0.2 pp
Cash flows from operating activities(5)	336.4	210.5	59.8%	606.3	501.4	20.9%
Capital expenditures(5)	31.9	40.6	(21.3)%	113.8	150.4	(24.3)%
Free cash flow(1)(5)	304.1	207.7	46.4%	493.0	389.3	26.7%
Diluted weighted average number of common shares outstanding (in ‘000s)	160,204	154,369	n/a	153,071	163,179	n/a

As at (in $ millions, or otherwise indicated)					December 28, 2025	December 29, 2024
Inventories					2,370.2	1,110.6
Trade accounts receivable					955.7	542.4
Net debt(1)					4,417.1	1,568.6
Net debt leverage ratio(1)					3.0	1.9
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
(5) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations.
n.m. = not meaningful
n/a = not applicable

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

	Three months ended			Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	Variation (%)	December 28, 2025	December 29, 2024	Variation (%)
Activewear	787.8	714.1	10.3%	3,088.0	2,831.1	9.1%
Innerwear(1)	290.6	107.4	170.7%	531.2	439.5	20.9%
	1,078.5	821.5	31.3%	3,619.2	3,270.6	10.7%

(1) Includes hosiery, underwear, intimates and other fringe products.

Net sales were derived from customers located in the following geographic areas:

	Three months ended			Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	Variation (%)	December 28, 2025	December 29, 2024	Variation (%)
United States	976.6	730.6	33.7%	3,254.2	2,911.0	11.8%
Canada	34.2	26.5	29.0%	125.0	107.6	16.2%
International	67.7	64.4	5.1%	240.0	252.0	(4.8)%
	1,078.5	821.5	31.3%	3,619.2	3,270.6	10.7%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Proforma net sales from continuing operations
Proforma net sales from continuing operations as presented in this press release is defined as net sales on a proforma basis for the fiscal year ended December 28, 2025 as if the acquisition of Hanes had occurred at the beginning of the Company’s fiscal year (as disclosed in Note 5 of the audited annual consolidated financial statements as at and for the year ended December 28, 2025), reduced by the impact of Champion related Transition Service Agreement (TSA) revenues included in Hanes’ financial results in fiscal 2025, which are not recurring.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Starting this quarter, the non-GAAP financial measures referred to in this press release are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HAA operations, which have been classified as held for sale and reported as discontinued operations as of the fourth quarter of 2025. The change has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recoveries)
Restructuring and acquisition-related costs (recoveries) are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $120.6 million for the fiscal year ended December 28, 2025 (2024 - $5.3 million (recoveries), 2023 - $45.8 million).

Inventory fair value step-up cost recorded as part of the Hanes business acquisition (new adjustment in 2025)
In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold ($35.4 million in fiscal 2025). The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.
Bridge facility commitment fees, net interest expense incurred on bond issuance prior to Hanes transaction close, and gain on debt redemption net of debt breakage fee (new adjustments in 2025)
During fiscal 2025, the Company incurred financing related fees of $8.7 million (net) in connection with the issuance of new debt and the redemption of Hanes' debt, including bridge facility commitment fees of $9.3 million, net interest expense incurred on bond issuance prior to Hanes transaction close of $2.9 million, and a gain on debt redemption net of debt breakage fee of $3.5 million. The preceding items are included as adjustments in arriving at adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Foreign tax credit benefit (new adjustment in 2025)
During fiscal 2025, the Company incurred a tax recovery of $9.5 million in connection with a foreign tax credit benefit which Hanes became eligible for in the post-acquisition period. Hanes is able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit was recognized in the one-month period post acquisition. The foreign tax credit benefit is included as an adjustment in arriving at adjusted income tax expense, adjusted net earnings, and adjusted diluted EPS.

Impairment (Impairment reversal) of intangible assets, net of write-downs
During the fourth quarter of fiscal 2023 we reported an impairment reversal of $41 million relating to the Hosiery CGU. There was no impairment or reversal of impairment identified during fiscal 2024 and fiscal 2025. Impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
There were no net insurance gains in fiscal 2024 and fiscal 2025. Net insurance gains of $77 million in fiscal 2023 related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses of $74 million for fiscal 2023 were recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains relating mainly to recoveries for damaged equipment, salary and benefits for idle employees of $3 million for fiscal 2023 were recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $2.8 million (2024 - $82.7 million, 2023 - $6.3 million), for the year ended December 28, 2025, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

	Three months ended		Twelve months ended
(in $ millions)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Advisory fees on shareholder matters(1)	0.7	0.9	2.8	36.7	1.8
Severance and other termination benefits(2)	—	—	—	21.6	—
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	—	—	8.9	4.5
Incremental (recoveries) costs relating to the Previous Board and Refreshed Board(4)	—	(0.1)	0.1	8.7	—
Costs relating to assessing external interests in acquiring the Company(5)	—	—	—	3.0	—
Special retention awards, net of jobs credit(6)	(0.1)	(0.4)	(0.1)	3.8	—
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during fiscal 2025 of $2.8 million (2024 - $36.7 million, 2023 - $1.8 million) include:
–$2.8 million (2024 - $27.3 million, 2023 - $1.8 million) of advisory, legal and other fees and expenses related to the proxy contest and related matters; and
–nil expenses (2024 - $9.4 million, 2023 - nil) for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 25 of the consolidated annual financial statements for the year ended December 28, 2025 for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Compensation expenses relating to Mr. Chamandy include back-pay as part of his reinstatement by the New Board, and the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during fiscal year ended December 28, 2025 of nil (2024 - $8.9 million, 2023 - $4.5 million), respectively, include:

–nil (2024 - $1.7 million, 2023 - nil) for backpay and accruals for short-term incentive plan benefits;
–nil (2024 - nil, 2023 - $9.8 million) consisting of accrued termination benefits;
–nil (2024 - $14.6 million, 2023 - nil) of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of net compensation expense of approximately $5 million was recorded in the fourth quarter of fiscal 2023);
–nil (2024 - $2.4 million, 2023 - nil) of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred $0.1 million (2024 - $8.7 million, 2023 - nil), of incremental costs relating to the Previous Board and Refreshed Board. The fiscal 2025 charge relates to the increase in the value of unpaid deferred share units (DSUs). The fiscal 2024 charges includes $4.8 million for a Directors and Officers run off insurance policy, $0.6 million for special board meeting fee payments, and $3.3 million for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The Company incurred $3.0 million of expenses during fiscal 2024 related to this matter.

(6) Stock-based compensation recoveries of $0.1 million (2024 - $3.8 million (expense), 2023 - nil), relating to special retention awards, net of jobs credit. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.

Adjusted net earnings and adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Net earnings from continuing operations	51.2	132.3	393.9	400.9	533.6
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	—	—	(40.8)
Net insurance gains	—	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	—	(25.0)
Bridge facility commitment fees	—	—	9.3	—	—
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Net interest expense incurred on bond issuance prior to Hanes transaction close	2.9	—	2.9	—	—
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	(0.6)	—	10.9	—
Gain on debt redemption, net of debt breakage fee	(3.5)	—	(3.5)	—	—
Income tax expense (recovery) relating to the above-noted adjustments	(11.8)	0.4	(13.9)	0.5	10.0
Foreign tax credit benefit(1)	(9.5)	—	(9.5)	—	—
Adjusted net earnings from continuing operations	153.5	128.2	538.0	489.7	452.6
Basic EPS from continuing operations	0.32	0.86	2.57	2.46	3.03
Diluted EPS from continuing operations	0.32	0.86	2.57	2.46	3.03
Adjusted diluted EPS from continuing operations(2)	0.96	0.83	3.51	3.00	2.57
(1) The foreign tax credit benefit relates to Hanes having taxable losses which previously limited its ability to benefit from the foreign tax credits from the deemed foreign inclusions. Post-acquisition, Hanes will be able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit for fiscal 2025 was recognized in the one-month period post acquisition.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) from continuing operations divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Earnings before income taxes	55.5	152.0	471.2	514.1	564.2
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Impairment reversal of intangible assets, net of write-downs	—	—	—	—	(40.8)
Net insurance gains	—	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Bridge facility commitment fees	—	—	9.3	—	—
Net interest expense incurred on bond issuance prior to Hanes transaction close	2.9	—	2.9	—	—
Gain on debt redemption, net of debt breakage fee	(3.5)	—	(3.5)	—	—
Adjusted earnings before income taxes	179.1	148.1	638.7	591.5	473.2

Income tax expense	4.3	19.7	77.3	113.2	30.6
Adjustments for:
Income tax (expense) recovery relating to the above-noted adjustments	11.8	(0.4)	13.9	(0.5)	(10.0)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	0.6	—	(10.9)	—
Foreign tax credit benefit(1)	9.5	—	9.5	—	—
Adjusted income tax expense	25.6	19.9	100.7	101.8	20.6
Average effective income tax rate(2)	7.7%	13.0%	16.4%	22.0%	5.4%
Adjusted effective income tax rate(3)	14.3%	13.4%	15.8%	17.2%	4.4%
(1) The foreign tax credit benefit relates to Hanes having taxable losses which previously limited its ability to benefit from the foreign tax credits from the deemed foreign inclusions. Post-acquisition, Hanes will be able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit for fiscal 2025 was recognized in the one-month period post acquisition.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold. The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Gross profit	312.0	253.0	1,129.9	1,003.7	880.1
Adjustments for:
Net insurance gains	—	—	—	—	(3.1)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Adjusted gross profit	347.4	253.0	1,165.3	1,003.7	877.0

Net sales	1,078.5	821.5	3,619.2	3,270.6	3,195.9
Gross margin	28.9%	30.8%	31.2%	30.7%	27.5%
Adjusted gross margin(1)	32.2%	30.8%	32.2%	30.7%	27.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

SG&A expenses	125.0	78.3	389.4	390.8	330.4
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	(0.6)	(0.4)	(2.8)	(82.7)	(6.3)
Adjusted SG&A expenses	124.4	77.9	386.6	308.1	324.1
SG&A expenses as a percentage of net sales	11.6%	9.5%	10.8%	11.9%	10.3%
Adjusted SG&A expenses as a percentage of net sales(1)	11.5%	9.5%	10.7%	9.4%	10.1%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Operating income	98.7	179.0	619.9	618.2	643.9
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	—	—	(40.8)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Gain on sale and leaseback	—	—	—	—	(25.0)
Net insurance gains	—	—	—	—	(77.3)
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Adjusted operating income	222.9	175.1	778.7	695.6	552.9

Operating margin	9.2%	21.8%	17.1%	18.9%	20.1%
Adjusted operating margin(1)	20.7%	21.3%	21.5%	21.3%	17.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Net earnings from continuing operations	51.2	132.3	393.9	400.9	533.6
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	120.6	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	—	—	(40.8)
Gain on sale and leaseback		—		—	(25.0)
Net insurance gains	—	—	—	—	(77.3)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	35.4	—	—
Costs relating to proxy contest and leadership changes and related matters	0.6	0.4	2.8	82.7	6.3
Depreciation and amortization	42.5	33.3	147.6	138.2	121.6
Financial expenses, net	43.2	26.9	148.7	104.2	79.7
Income tax expense	4.3	19.7	77.3	113.2	30.6
Adjusted EBITDA	265.4	208.3	926.3	833.9	674.5

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay the New Term Loan Facility in accordance with its terms.

	Three months ended		Twelve months ended
(in $ millions)	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024	December 31, 2023

Cash flows from operating activities	336.4	210.5	606.3	501.4	546.6
Cash flows used in investing activities	(155.0)	(2.8)	(236.0)	(112.1)	(154.9)
Adjustment for:
Cash flows used in business acquisitions	122.7	—	122.7	—	—
Free cash flow(1)	304.1	207.7	493.0	389.3	391.7
(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	December 28, 2025	December 29, 2024	December 31, 2023

Long-term debt (including current portion)	4,313.7	1,535.9	985.0
Bank indebtedness	—	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(37.4)	14.1	—
Lease obligations (including current portion)	314.5	117.4	98.1
Lease obligations (including current portion) included in liabilities held for sale	121.3	—	—
Total debt	4,712.1	1,667.4	1,083.1
Cash and cash equivalents	(284.5)	(98.8)	(89.6)
Cash and cash equivalents included in assets held for sale	(10.5)	—	—
Net debt	4,417.1	1,568.6	993.5

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. Upon the closing of the HanesBrands acquisition, the Company's net debt leverage ratio exceed the stated target range, and accordingly the Company has paused its share repurchases and expects share repurchases to resume when its net debt leverage ratio approximates the midpoint of the target range. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 31, 2023
Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	926.3	833.8	674.5
Adjustment for:
Business acquisitions(2)	564.8	—	—
Proforma adjusted EBITDA for the trailing twelve months	1,491.1	833.8	674.5

Net debt	4,417.1	1,568.6	993.4
Net debt leverage ratio(1)	3.0	1.9	1.5
(1) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.1x and for purposes of U.S. private placement notes was 3.4x at December 28, 2025.
Refer to section 8.2 of the annual MD&A.
(2) Includes the adjusted EBITDA of Hanes for the period beginning December 30, 2024 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning December 1, 2025 and ending December 28, 2025. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.

Return on adjusted average net assets
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings from continuing operations, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, average assets held for sale, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations and average liabilities held for sale. Adjusted average net assets and return are non-GAAP measures used as components of adjusted RONA. The Company uses adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

(in $ millions)	December 28, 2025	December 29, 2024	December 31, 2023
Average total assets	5,232.9	3,672.4	3,565.7
Average cash and cash equivalents	(131.5)	(89.7)	(97.0)
Average net deferred income taxes	(20.9)	(22.4)	(11.4)
Average assets held for sale	(191.9)	—	—
Average accumulated amortization of intangible assets, excluding software	290.6	280.0	304.7
Average total current liabilities, excluding the current portion of lease obligations and debt & liabilities held for sale	(709.0)	(476.7)	(432.7)
Adjusted average net assets	4,470.2	3,363.6	3,329.3

	Twelve months ended
(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024	December 31, 2023
Adjusted net earnings from continuing operations	538.0	489.7	452.6
Financial expenses, net (nil income taxes in all years)(1)	140.0	104.2	79.7
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	11.3	8.1	8.3
Return	689.3	602.0	540.6
Return on adjusted average net assets (Adjusted RONA)	15.4%	17.9%	16.2%
(1) Represents financial expenses, net, less bridge facility commitment fees, net interest expense incurred on bond issuance prior to Hanes transaction close, and gain on debt redemption net of debt breakage fee.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities, excluding assets and liabilities held for sale. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

	December 28, 2025	December 29, 2024	December 31, 2023
(in $ millions)

Cash and cash equivalents	284.5	98.8	89.6
Trade accounts receivable	955.7	542.4	412.5
Inventories	2,370.2	1,110.6	1,089.4
Prepaid expenses, deposits and other current assets	140.3	107.0	96.0
Accounts payable and accrued liabilities	(1,264.2)	(490.1)	(408.3)
Income taxes payable	(80.8)	(29.7)	(1.6)
Current portion of lease obligations	(59.8)	(17.7)	(14.2)
Current portion of long-term debt	(450.0)	(300.0)	(300.0)
Working capital	1,895.9	1,021.3	963.4

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. These forward-looking statements include, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, statements in this press release regarding our fiscal 2026 and first quarter guidance (including, as applicable, our expectations with regards to net sales from continuing operations, adjusted operating margins, capital expenditures, adjusted diluted EPS, and free cash flow) under the section “2026 Outlook”, our three-year objectives for the 2026–2028 period (including expectations with regards to net sales and adjusted diluted EPS) under the section “2026 Outlook”, the expected financial performance from the HanesBrands Australia business (which has been classified as held for sale and reported as discontinued operations) for 2026 including in respect of net sales and diluted earnings per shares, the anticipated benefits of the acquisition of HanesBrands (including the expected run-rate cost synergies and the timing to realize such synergies as well as the associated one-time restructuring costs), the HanesBrands integration process update (including in respect of the Company's plans to close certain facilities in early 2026 and the reallocation of production and distribution volumes), the construction and development of the Company's second textile facility within the Bangladesh complex (including related timing and expenditures), our HAA sale process, our deleveraging plan and expected reduction of our net debt to adjusted EBITDA leverage ratio, and future return of capital to shareholders, including as it relates to dividends and share buybacks. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. We refer you to the Gildan’s public filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”), as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent MD&A for a discussion of the various factors that may affect Gildan’s future results. Material factors and assumptions, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking statements, include, but are not limited to, those discussed and identified in public filings made by Gildan with the Canadian securities regulatory authorities and the SEC, the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof and the success of integration plans and the time required to successfully integrate the combined business. These factors may cause Gildan’s actual performance and financial results in future periods to differ materially from any estimates or projections expressed or implied in this press release. There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct, including that any sale process initiated by Gildan regarding HAA will result in a transaction, that any transaction will be consummated, or that Gildan will realize any or all of the expected benefits from such transaction. Any transaction in respect of the HAA business will be subject to approval by our Board of Directors. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of February 26, 2026 and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;

•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;
•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-
downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear, socks, and intimates sold to a broad range of customers, including wholesale distributors, screenprinters, embellishers, retailers or e-commerce platforms, as well as global lifestyle brand companies. Gildan markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO™, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, as well as Champion® which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Asia. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in Gildan's long-term business strategy. More information about Gildan and its ESG practices and initiatives can be found at www.gildancorp.com.
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Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Jonathan Binder Director, Corporate Communications (336) 519-6330 communications@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 28, 2025	December 29, 2024
Current assets:
Cash and cash equivalents	$284,458	$98,799
Trade accounts receivable	955,670	542,359
Inventories	2,370,165	1,110,562
Prepaid expenses, deposits, and other current assets	140,271	106,964
Assets held for sale	959,313	—
Total current assets	4,709,877	1,858,684
Non-current assets:
Property, plant and equipment	1,467,719	1,173,240
Right-of-use assets	234,752	95,568
Intangible assets	3,021,414	253,319
Goodwill	868,848	271,677
Deferred income taxes	22,952	21,800
Other non-current assets	139,675	40,834
Total non-current assets	5,755,360	1,856,438
Total assets	$10,465,237	$3,715,122
Current liabilities:
Accounts payable and accrued liabilities	$1,264,210	$490,073
Income taxes payable	80,764	29,668
Current portion of lease obligations	59,759	17,749
Current portion of long term debt	450,000	300,000
Liabilities held for sale	380,923	—
Total current liabilities	2,235,656	837,490
Non-current liabilities:
Long-term debt	3,863,680	1,235,870
Lease obligations	254,742	99,671
Deferred income taxes	401,097	28,630
Employee benefit obligations	118,409	37,667
Other non-current liabilities	29,432	19,143
Total non-current liabilities	4,667,360	1,420,981
Total liabilities	6,903,016	2,258,471
Equity:
Share capital	2,299,475	268,557
Contributed surplus	112,775	69,920
Retained earnings	1,170,259	1,118,201
Accumulated other comprehensive income	(20,288)	(27)
Total equity attributable to shareholders of the Company	3,562,221	1,456,651
Total liabilities and equity	$10,465,237	$3,715,122

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
Net sales	$1,078,493	$821,520	$3,619,236	$3,270,590
Cost of sales	766,535	568,533	2,489,369	2,266,911
Gross profit	311,958	252,987	1,129,867	1,003,679
Selling, general and administrative expenses	125,031	78,296	389,351	390,769
Restructuring and acquisition-related costs (recoveries)	88,234	(4,291)	120,578	(5,329)
Operating income	98,693	178,982	619,938	618,239
Financial expenses, net	43,182	26,939	148,746	104,154
Earnings before income taxes	55,511	152,043	471,192	514,085
Income tax expense	4,342	19,725	77,257	113,220
Net earnings from continuing operations	51,169	132,318	393,935	400,865
Earnings from discontinued operations net of tax	4,944	—	4,944	—
Net earnings	56,113	132,318	398,879	400,865
Other comprehensive (loss) income, net of related income taxes:
Cash flow hedges	(13,620)	(955)	(37,156)	(13,677)
Actuarial (loss) gain on employee benefit obligations	(2,429)	(817)	(2,429)	(817)
Translation adjustments	16,895	—	16,895	—
	846	(1,772)	(22,690)	(14,494)
Comprehensive income	$56,959	$130,546	$376,189	$386,371
Earnings per share:
Basic earnings per share:
Continuing operations	$0.32	$0.86	$2.57	$2.46
Discontinued operations	0.04	—	0.04	—
Total	$0.35	$0.86	$2.61	$2.46

Diluted earnings per share:
Continuing operations	$0.32	$0.86	$2.57	$2.46
Discontinued operations	0.04	—	0.04	—
Total	$0.35	$0.86	$2.61	$2.46

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	December 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
Cash flows from (used in) operating activities:
Net earnings	$56,113	$132,318	$398,879	$400,865
Adjustments for:
Depreciation and amortization	42,494	33,292	147,566	138,202
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	(4)	(188)	4,156	(212)
Share-based compensation	11,973	12,911	47,951	64,529
Deferred income taxes	(3,470)	(2,246)	(4,664)	12,665
Other	10,979	(20,380)	23,604	(48,740)
Changes in non-cash working capital balances	218,327	54,805	(11,177)	(65,921)
Cash flows (used in) from operating activities	336,412	210,512	606,315	501,388

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(29,322)	(39,280)	(106,436)	(145,332)
Purchase of intangible assets	(2,600)	(1,284)	(7,371)	(5,020)
Business acquisitions	(122,717)	—	(122,717)	—
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	(374)	37,784	521	38,236
Cash flows from (used in) investing activities	(155,013)	(2,780)	(236,003)	(112,116)

Cash flows from (used in) financing activities:
Increase (Decrease) in amounts drawn under long-term bank credit facility	240,000	(429,000)	240,000	(235,000)
Proceeds from term loan	1,100,000	—	1,100,000	300,000
Repayment of Hanes accounts receivable securitization facility	(115,000)	—	(115,000)	—
Repayment of Hanes debt	(2,320,500)	—	(2,320,500)	—
Proceeds from issuance of Senior unsecured notes	1,200,000	500,000	1,686,280	500,000
Repayment of delayed draw term loan	—	—	(300,000)	—
Bridge facility commitment fees	—	—	(9,275)	—
Net interest expense incurred on bond issuance previous to Hanes transaction close	(2,895)	—	(2,895)	—
Debt breakage fee	(31,831)	—	(31,831)	—
Dividends paid	(33,194)	(31,374)	(135,237)	(133,469)
Repurchase and cancellation of shares	—	(214,876)	(183,495)	(755,608)
Other	(38,096)	(11,475)	(105,112)	(55,274)
Cash flows from (used in) financing activities	(1,516)	(186,725)	(177,065)	(379,351)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	2,442	(688)	2,912	(764)
Net increase (decrease) in cash and cash equivalents during the period	182,325	20,319	196,159	9,157
Cash and cash equivalents, beginning of period	112,633	78,480	98,799	89,642
Cash and cash equivalents, end of period	$294,958	$98,799	$294,958	$98,799
Balances included in the Consolidated Statements of Financial Position:
Cash and Cash equivalents	284,458	98,799	284,458	98,799
Cash and cash equivalents in current assets held for sale	10,500	—	10,500	—
Cash and cash equivalents, end of fiscal year	$294,958	$98,799	$294,958	$98,799

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